

Goodman
& COMPANY
Certified Public Accountants
Specialized Services
Business Solutions

Consent of Independent Registered Public Accounting Firm

Board of Directors
Fulton Financial Corporation

We hereby consent to the incorporation by reference in Form S-8 (No. 333-114206) in this Registration Statement of ***Fulton Financial Corporation*** of our report dated June 18, 2007 included in this Form 11-K relating to the statement of net assets available for benefits of ***Resource Bank Stock and 401(k) Savings Plan*** as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended, which appears in the December 31, 2007 annual report on Form 11-K of ***Fulton Financial Corporation***.

Goodman & Company LLP

Virginia Beach, Virginia
June 26, 2008

An independent firm associated with
MOORE STEPHENS
INTERNATIONAL LIMITED

Convergence Center III
272 Bendix Road, Suite 500
Virginia Beach, VA 23452-1367

ph 757-457-8400
fax 757-457-8401

www.goodmanco.com
Accounting for Your Future



Certified Public Accountants
Specialized Services
Business Solutions

Report of Independent Registered Public Accounting Firm

Plan Administrator
Resource Bank Stock and 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of *Resource Bank Stock and 401(k) Savings Plan* as of December 31, 2006 and 2005, and the related statement of changes in net assets available for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodman & Company LLP

Virginia Beach, Virginia
June 18, 2007

2101 Parks Avenue
Suite 300
Virginia Beach, VA 23451
ph: 757.417.8900
fax: 757.491.1968
www.goodmanco.com

Serving Our Clients Since 1932